UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. ________)*

PATRIOT GOLD CORP.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

70337F103

(CUSIP)

William E. Cooper, Esq.

9630 Clayton Road

St. Louis, MO 63124

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communication)

May 8, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 70337F103

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Robert C. Kopple
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) Personal Funds Contributed to LP
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION CA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 6,000,000
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 6,000,000
	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,000,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.5%
14.	TYPE OF REPORTING PERSON (see instructions) PN

Item 1. Security and Issuer.

This Schedule 13D relates to the beneficial ownership of common stock, par value $0.001 (each a “Share,” and, in the plural, the“Shares”), of Patriot Gold Corp., a Nevada corporation (the “Issuer”). The Shares are quoted on the OTCQB. The address of the Issuer’s principal executive office is 3651 Lindell Road, Suite D165, Las Vegas, NV 89103.

Item 2. Identity and Background.

(a) The “Reporting Person” is Robert C. Kopple, an individual.

(b) The Reporting Person’s business address is 10866 Wilshire Blvd., Suite 1500, Los Angeles, California 90024.

(c) Robert C. Kopple is a partner at Kopple & Klinger, LLP, a law firm. The principal place of business of Kopple & Klinger, LLP is 10866 Wilshire Blvd., Suite 1500, Los Angeles, California 90024.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in the Reporting Person becoming subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Robert C. Kopple is a U.S. citizen.

Item 3. Source and Amount of Funds and Other Consideration.

Entity Controlled by the Reporting Person

The common shares are held by Robert C. Kopple indirectly through KF Business Ventures, LP.

Purchase of Shares

On May 8, 2014, KF Business Ventures, LP purchased 6,000,000 Common Shares through a private placement for $300,000.

On May 8, 2014, the Reporting Person’s beneficial ownership in the Issuer’s common stock, at 12.5%, exceeded the 5% threshold triggering reporting under Rule 13D pursuant to the Securities and Exchange Act of 1934, as amended.

Source of Funds

The source of funds for the transactions herein described is personal funds of Robert C. Kopple contributed to KF Business Ventures, LP. No funds are represented by loans or otherwise borrowed or obtained for the purpose of acquiring, holding, trading or voting the securities.

Item 4. Purpose of Transaction.

The Reporting Person does not have any current plans, proposals or agreements with respect to the Shares. Notwithstanding the foregoing, the Reporting Person may, from time to time and at any time, acquire additional Shares in the open market or otherwise and reserves the right to dispose of any or all of the Shares in the open market or otherwise, at any time and from time to time, and to engage in any hedging or similar transactions with respect to the Shares (subject to applicable SEC rules and regulations and any policies of the Issuer to which the Reporting Persons may be subject).

Item 5. Interest in Securities of the Company.

(a) The Reporting Person Percentage beneficially owns 12.5% of the Issuer’s Shares based on 48,175,604 Shares outstanding on September 25, 2014, as reported in the Issuer’s quarterly report on Form 10Q for the quarter ended August 31, 2014.

(b) The Reporting Person has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of all 6,000,000 Shares.

(c) During the last 60 days, the Reporting Person has made no purchases of shares of the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Materials to be filed as Exhibits.

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ROBERT C. KOPPLE

By: /s/ Robert C. Kopple

Name: Robert C. Kopple

Date: October 9, 2014